Exhibit 99.2

OPERATING AND FINANCIAL REVIEW AND PROSPECTS
IN CONNECTION WITH THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
FOR THE SIX MONTHS ENDED JUNE 30, 2016

In this report, as used herein, and unless the context suggests otherwise, the terms "Perion," "Company," "we," "us" or "ours" refer to Perion Network Ltd. and subsidiaries. References to "dollar" and "$" are to U.S. dollars, the lawful currency of the United States, and references to "ILS" are to New Israeli Shekels, the lawful currency of the State of Israel. This report contains translations of certain ILS amounts into U.S. dollars at specified rates solely for your convenience. These translations should not be construed as representations by us that the ILS amounts actually represent such U.S. dollar amounts or could, at this time, be converted into U.S. dollars at the rate indicated. Unless otherwise indicated, we have translated ILS amounts into U.S. dollars at an exchange rate of ILS 3.846 to $1.00, the representative exchange rate reported by the Bank of Israel on June 30, 2016.

The following discussion of our financial condition and results of operations should be read in conjunction with our unaudited consolidated financial statements as of and for the six months ended June 30, 2015 and 2016 and the notes thereto (the “Financial Statements”), which were filed with the Securities and Exchange Commission (the "SEC") on this report on Form 6-K on September 7, 2016. In addition to historical financial information, the following discussion and analysis contains forward looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Exchange Act, including, without limitation, statements regarding the Company’s expectations, beliefs, intentions, or future strategies that are signified by the words "expects," "anticipates," "intends," "believes," or similar language. These forward looking statements involve risks, uncertainties and assumptions. Our actual results, including the timing of future events, may differ materially from those anticipated in these forward looking statements as a result of many factors, including those discussed in our 2015 annual report on Form 20-F filed with the SEC on April 16, 2016 (the “Annual Report”) and elsewhere in this report.

Overview

Perion is a global technology company that delivers high-quality advertising solutions to brands and publishers. Perion is committed to providing outstanding execution, from high-impact ad formats to branded search and a unified social and mobile programmatic platform.

On February 10, 2015, the Company completed the acquisition of Make Me Reach SAS ("MMR") and on November 30, 2015, completed the acquisition of Interactive Holding Corp. and its subsidiaries (collectively referred to as "Undertone").

Our headquarters and primary research and development facilities are located in Israel, and we have other offices located in the United States and Europe.

Critical Accounting Policies and Estimates

We prepare our consolidated financial statements in accordance with Generally Accepted Accounting Principles in the United States (“U.S. GAAP”). In doing so, we have to make estimates and assumptions that affect our reported amounts of assets, liabilities, revenues and expenses, as well as related disclosure of contingent assets and liabilities. In some cases, we could reasonably have used different accounting policies and estimates. In some cases, changes in the accounting estimates are reasonably likely to occur from period to period. Accordingly, actual results could differ materially from our estimates. To the extent that there are material differences between these estimates and actual results, our financial condition or results of operations will be affected. We base our estimates on past experience and other assumptions that we believe are reasonable under the circumstances, and we evaluate these estimates on an ongoing basis. We refer to accounting estimates of this type as critical accounting policies and estimates, which we discuss further below. We have reviewed our critical accounting policies and estimates with the audit committee of our board of directors.

Please see Note 2 of this report on Form 6-K for a summary of significant accounting policies. In addition, please see Part I, Item 5, "Critical Accounting Policies and Estimates" in the Annual Report.

Recently Adopted and Issued Accounting Pronouncements

See the notes to the Financial Statements.

Legal Proceedings

We are involved in various litigation and other legal proceedings. For a discussion of these matters, see “Contingencies” included in note 8 to the Financial Statements.

Results of Operations

Six Months Ended June 30, 2016 Compared to Six Months Ended June 30, 2015

Revenues

The following table shows our revenues by category (in thousands of U.S. dollars):

	Six months ended June 30,
	2015	2016

Search	$83,712	$82,193
Advertising and other	16,994	71,599
Total Revenues	$100,706	$153,792

Revenues increased by 53% in the first half of 2016 from the first half of 2015, primarily due to the addition of the Undertone operation since the acquisition on November 30, 2015 as discussed below:

Search revenues. Search revenues have been substantially stable since the first quarter of 2015 albeit at a different mix, decreasing by 2%, in the first half of 2016 from the first half of 2015. The decision to reduce customer acquisition costs starting from the third quarter of 2014, reduced the tail of revenues going into 2015 and 2016 and we expect further decline in the tail of revenues over time. However, we have substantially offset that decrease through our search syndication services based on a revenue sharing basis, revenues from which have increased.

We expect search revenues to continue and contribute a substantial part of our revenues in the second half of 2016 and beyond.

Advertising and other revenues. Advertising and other revenues increased by 321%, primarily as a result of the Undertone acquisition on November 30, 2015. Undertone, through its proprietary cross screen formats, quality media and innovative technology, delivers standout brand experiences.

As we look forward, we expect most of our future growth to come from differentiated advertising.

Costs and Expenses

The following table shows costs and expenses by category (in thousands of U.S. dollars):

	Six months ended June 30,
	2015	2016

Cost of revenues	$2,921	$8,191
Customer acquisition costs and media buy	35,091	69,075
Research and development	10,610	14,503
Selling and marketing	9,252	29,744
General and administrative	10,704	16,796
Depreciation and amortization	4,432	13,647
Restructuring costs	-	728
Impairment, net of change in fair value of contingent consideration	(2,397)	-

Total Costs and Expenses	$70,613	$152,684

Cost of revenues

Cost of revenues consists primarily of salaries and related expenses, license fees and payments for content and server maintenance.

Cost of revenues increased from 3% of revenues in the six months ended June 30, 2015, to 5% of revenues in the six months ended June 30, 2016, primarily due to the cost of revenues associated to the Undertone operation. Looking forward, we expect cost of revenues to remain at its current level.

Customer acquisition costs and media buy

Customer acquisition costs (“CAC”) consist primarily of payments to publishers and developers who distribute our search properties together with their products, as well as the cost of distributing our own products. These amounts are primarily based on revenue share agreements with our traffic sources. Media buy costs consist mainly of the costs of advertising inventory incurred to deliver ads.

CAC and media buy increased from 35% of revenues in the six months ended June 30, 2015 to 45% of revenues in the six months ended June 30, 2016, primarily due to our transitioning to the current search revenue-share model, replacing the search revenues that were without expense in 2015, and have substantially decreased since then. The nominal increase was also due to the media buy costs associated with the Undertone revenues included in the results for the first half of 2016.

Research and development expenses (“R&D”)

R&D consists primarily of salaries and other personnel-related expenses for employees primarily engaged in developing our products, our search monetization tools and our advertising business, as well as allocated facilities costs, subcontractors and consulting fees in connection with our development activities.

R&D decreased from 11% of revenues in the six months ended June 30, 2015 to 9% of revenues in the six months ended June 30, 2016, primarily as a result of our decision to reduce somewhat our development efforts and shift our investments towards marketing. The nominal increase in R&D is primarily associated with our Undertone operation, partially offset by the capitalized expenses of $2.6 million in the first half of 2016.

Selling and marketing expenses (“S&M”)

S&M consists primarily of salaries and other personnel-related expenses for employees primarily engaged in sales and marketing activities, allocated facilities costs, as well as other outsourced marketing activity.

S&M increased from 9% of revenues in the first half of 2015, to 19% of revenues in the first half of 2016, primarily as a result of consolidating our Undertone operation, where S&M activity is much more substantial. Looking forward, we expect S&M to remain substantially at the current level as a percentage of revenues.

General and administrative expenses (“G&A”)

G&A consists primarily of salaries and other personnel-related expenses for general executive, financial, legal, human resources, and other administrative personnel, as well as professional services, including investor relations, legal, accounting and other consulting services, insurance fees and other general corporate expenses.

G&A as percentage of revenues remained stable, representing 11% of revenues in both periods. The nominal increase is primarily attributable to G&A costs at Undertone, which was acquired on November 30, 2015. We expect G&A to decrease somewhat in the second half of 2016.

Restructuring costs

In October 2015, the Company initiated a restructuring plan of one of its consumer app development projects, reducing headcount, closing certain facilities and taking other cost saving measures. In the six months ended June 30, 2016, we incurred $0.4 million in costs associated with these facilities and $0.3 million of service-based payroll and related costs.

Depreciation and amortization

The increase in depreciation and amortization is primarily attributable to the amortization of the acquired intangible assets from the Undertone acquisition.

Impairment, net of change in fair value of contingent consideration

•	In July 2015, we entered into an agreement with Grow Mobile's former security holders and their representative, which amends the acquisition agreement that was signed in July 2014 (the “Amendment”). The Amendment canceled the additional milestone-based contingent consideration that could have been paid to Grow Mobile’s security holders under certain conditions and, in exchange, we paid $1.5 million in cash and $1.0 million in the form of 315,263 shares (the “Release Payment”). As a result of the Amendment, we recorded a net gain of $6.6 million, comprised of the reversal of the previously accrued contingent payment in the amount of $9.1 million, net of the $2.5 million accrual of the Release Payment.

•	In June 2015, we performed an impairment review of several intangible assets that were recognized in connection with the acquisition of Grow Mobile, which resulted in impairments of $4.2 million.

Taxes on income

Taxable income of Israeli companies is generally subject to corporate tax at the rate of 26.5%. The corporate tax rate is scheduled to remain at a rate of 26.5% for future tax years.

Israeli companies are entitled to Tax benefits under the Israeli Law for the Encouragement of Capital Investments, 1959 (the "Law"). Commencing on 2011, Perion and its Israeli subsidiary elected to apply the new Preferred Enterprise benefits under the Law which include reduced tax rates of 16.0%.

A significant portion of our income is taxed in Israel and in the U.S. pursuant to the Undertone acquisition on November 30, 2016.  The federal statutory income tax rate in the U.S. is 35.0%. Foreign subsidiaries in Europe are taxed according to the tax laws in their respective countries of residence.

We recorded an income tax benefit of $4.0 million and tax expenses of $6.5 million for the six months ended June 30, 2016 and 2015, respectively. The decrease in income taxes is primarily a result of the decrease in the income before tax which is attributable to three factors; the aforementioned transition to the current search revenue-share model, replacing the search revenues that were without expense in 2015, a $9.2 million increase in depreciation and amortization expenses, primarily from intangible assets acquired with Undertone, a $4.4 million increase in financial expenses also primarily associated with financing the Undertone operation.

The effective tax rate was 91.8% and 34.8% for the six months ended June 30, 2016 and 2015, respectively. The comparison of our effective tax rate between periods is significantly impacted by the level of pre-tax income earned and the mix between the different jurisdictions.

Net income from continuing operations

Net income from continuing operations decreased by $22.9 million, from $22.5 million in the six months ended June 30, 2015 to a loss of $0.4 million in the six months ended June 30, 2016. The decrease is due primarily to three factors: the aforementioned transition to the current search revenue share model, replacing the search revenues that were without expense in 2015, a $9.2 million increase in depreciation and amortization expenses, primarily from intangible assets acquired with Undertone; and a $4.4 million increase in financial expenses also primarily associated with financing our Undertone operation.

Net loss from discontinued operations

In March 2016, we decided to discontinue the mobile self-serve side of our business and put up for sale our Growmobile Engagement business. As a result, we classified these operations as discontinued operations reported separately for all periods presented.

On July 25, 2016, the Company sold the mobile engage business, including the intellectual property, know-how and technology, for total consideration of $1.75 million.

LIQUIDITY AND CAPITAL RESOURCES

As of June 30, 2016, we had $44.0 million in cash, cash equivalents and short-term deposits, compared to $60.0 million at December 31, 2015. The $16.0 million decrease is the result of: $14.2 million repayment of long term debt, $6.1 million cash paid for the acquisition of Undertone; and $3.5 million used in other investing activities partially offset by $7.9 million cash provided by operating activities.

Our cash flows were in summary as follows (in thousands of U.S. dollars):

	Six months ended June 30,
	2015	2016

Net cash provided by continuing operating activities	$23,098	$12,089
Net cash used in discontinued operating activities	(3,134)	(4,232)
Net cash provided by (used in) investing activities	(47,754)	26,567
Net cash used in financing activities	(1,136)	(20,309)

	$(28,926)	$14,115

Net cash provided by continuing operating activities

In the six months ended June 30, 2016, our continuing operating activities provided cash in the amount of $12.1 million, primarily due to our net loss of $0.4 million, increased by non-cash depreciation and amortization of $13.6 million, non-cash share-based compensation expenses of $3.5 million, non-cash payment obligations related to the acquisition of a $1.2 million, non-cash foreign currency translation loss on inter-company balances, denominated in other currencies than U.S dollars, with subsidiaries of $0.9 million, change in fair value of convertible debt of $1.1 million and other non-cash operating expenses of $0.6 million, partially offset by net changes of $3.4 million in operating assets and liabilities and a decrease of $5.0 million in deferred taxes.

In the six months ended June 30, 2015, our continuing operating activities provided cash in the amount of $23.1 million, primarily due to our net income of $22.5 million, increased by non-cash depreciation and amortization of $4.4 million, impairment loss of $4.2 million, non-cash share-based compensation expenses of $3.0 million, a change in the fair value of convertible debt of $1.8 million and other non-cash operating expenses of $1.2 million, partially offset by a non-cash payment obligation related to acquisition of $5.6 million and a decrease of $8.4 million in deferred taxes.

Net cash provided by (used in) investing activities

In the six months ended June 30, 2016, our investing activities provided cash in the amount of $26.6 million, primarily due to $30.1 million proceeds from maturities of short-term bank deposits, partially offset by $2.6 million invested in capitalized development costs and $0.9 million invested in the purchase of property and equipment.

In the six months ended June 30, 2015, we used in our investing activities cash in the amount of $47.8 million, primarily for $40.7 million investments in short-term bank deposits, $4.5 million used for the acquisition of MMR, $1.4 million invested in the purchase of property and equipment and $1.2 million for the capitalization of development costs.

Net cash used in financing activities

In the six months ended June 30, 2016, we used in our financing activities cash in the amount of $20.3 million, primarily for $7.6 million repayment of our convertible bonds, $6.1 million used for the repayment of obligations related to the Undertone acquisition, $3.6 million repayments of long-term loans and $3 million repayments of short-term loans, net.

In the six months ended June 30, 2015, our financing activities used $1.1 million for repayments of long-term loans.

Credit Facilities

On May 17, 2012, we entered into a loan agreement, with two Israeli banks, based on which we borrowed $10.0 million. In December 2014 we executed a cross-currency and interest SWAP transaction with one of the banks in order to mitigate the potential impact of the fluctuations in the ILS/$ exchange rate in regards to the future interest and principal payments of our convertible bonds (described below), which are all denominated in ILS. In April 1, 2015, we amended the agreement in regards to the financial covenants to secure the fulfillment of all the obligations, liabilities and indebtedness, effective December 31, 2014. As of June 30, 2016, we have fully repaid one of the loans, and the outstanding balance in the amount of $0.8 million will be repaid by April 2017. The agreement contains various provisions including compliance with certain financial covenants, restrictive covenants, including negative pledges, and other commitments, typically contained in facility agreements of this type.

On November 22, 2015, we secured $19.9 million under a new credit facility from an Israeli bank. The credit facility is secured by a lien on the accounts receivable of ClientConnect, an Israeli subsidiary, from its current and future business clients and is guaranteed by Perion. The credit facility is available until November 2016. As of June 30, 2016, the unpaid balance of the credit facility was $10.0 million bearing interest of LIBOR + 1.2%.

On November 30, 2015, concurrently with the closing of the Undertone acquisition, Interactive Holding Corp. entered into a new secured credit agreement for $50.0 million, due in quarterly installments from March 2016 to November 2019. The installments start in the amount of $0.6 million, increase to $1.25 million in March 2018 and require a final payment upon maturity in the amount of $35.0 million. The outstanding principal amount bears interest at LIBOR plus 5.5% per year and is secured by substantially all the assets of the companies in the Undertone group and by guarantees of such companies. The credit agreement is not guaranteed by Perion, but it is secured by a pledge on Perion's indemnification rights under the Undertone acquisition agreement. On March 4, 2016, Undertone entered into an amendment to the secured credit agreement. The amendment to the credit agreement added a $10.0 million revolving loan facility (which includes a $3.0 million swing line loan commitment and $3.0 million letter of credit commitment). Additionally, the amendment postpones the commencement date of a few of Undertone’s undertakings and covenants and increases Undertone’s ability to invest in some of its subsidiaries. The loan is required to be prepaid in certain circumstances, such as from proceeds of asset sales or casualty insurance policies, debt or equity offerings, or from excess cash flow in the event that Undertone's total leverage ratio exceeds specified targets, and a pro rata portion of indemnification payments under our merger agreement with Undertone. As of June 30, 2016, the unpaid principal balance of the credit agreement was $47.8 million.

Under the Undertone credit agreement, Undertone is required to maintain financial covenants as of the end of each fiscal quarter as defined in the agreement. In addition, the credit facility contains customary restrictive covenants, including those regarding indebtedness and preferred equity, liens, fundamental changes, investments, loans, restricted payments, asset sales, transactions with affiliates, restrictive agreements and sale and leaseback transactions. It also contains customary events of default, including a "change in control", which is defined to include, among other things, the acquisition of record or beneficial ownership by any person or group of 35% or more of Perion's outstanding ordinary shares or the failure of continuing directors to constitute a majority of Perion's board of directors over a period of 24 consecutive months.

The Company was in compliance with all its financial covenants as of June 30, 2016.

On August 2, 2016, the Company executed an amendment to the Agreement and Plan of Merger dated November 30, 2015 in connection with the Undertone acquisition, pursuant to which, we paid $22 million and eliminated approximately $36 million of future payment obligations due under the agreement.

Series L Convertible Bonds

On September 23, 2014, we completed a public offering in Israel of Series L Convertible Bonds (the “Bonds”). We issued Bonds with an aggregate par value of approximately ILS 143.5 million, out of which, as of June 30, 2016 approximately ILS 114.8 million are outstanding (approximately $29.8 million). The Bonds, which are listed on the Tel Aviv Stock Exchange, are convertible into an aggregate of approximately 3.42 million ordinary shares, at a conversion price of ILS 33.605 per share (approximately $8.74 per share as of June 30, 2016). The principal of the Bonds is repayable in five equal annual installments commenced on March 31, 2016, with a final maturity date of March 31, 2020. The Bonds bear interest at the rate of 5% per year, subject to increase to up to 6% in the event of downgrades of our debt rating. The interest is payable semi-annually on March 31 and September 30 of each of the years 2015 through 2019, as well as a final payment on March 31, 2020.

The Company may redeem the Bonds upon delisting of the Bonds from the TASE, subject to certain conditions. In addition, the Company may redeem the Bonds or any part thereof at its discretion, subject to certain conditions.

As of June 30, 2016, we were in compliance with all of the financial covenants governing the Bonds.

Private placement

On December 3, 2015, we completed a private placement of 4,436,898 ordinary shares for gross proceeds of $10.1 million ($10.0 million net of legal fees) pursuant to a securities purchase agreement with J.P. Morgan Investment Management Inc., as investment advisor to the National Council for Social Security Fund and 522 Fifth Avenue Fund L.P. (the "Investors"). According to a one-time price adjustment mechanism in the agreement, on September 1, 2016, the per share purchase price was adjusted downward by 15.0%, and the Company issued to the Investors 782,981 additional ordinary shares.

Financing Needs

We believe that our current working capital and cash flow from operations are sufficient to meet our operating cash requirements for at least the next twelve months, including payments required under our existing bank loans and convertible bonds.